Exhibit 99.1

 TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
March 6, 2018

We have served as the Company's auditor since 1993.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of December 31,
	2017	2016

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$445,961	$355,284
Marketable securities	113,874	--
Short term deposits	--	34,093
Trade accounts receivable	149,666	141,048
Inventories	143,315	137,532
Other current assets	21,516	30,041
Total current assets	874,332	697,998

LONG-TERM INVESTMENTS	26,073	25,624

PROPERTY AND EQUIPMENT, NET	635,124	616,686

INTANGIBLE ASSETS, NET	19,841	28,129

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	111,269	4,447

TOTAL ASSETS	$1,673,639	$1,379,884

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans, leases and debentures	$105,958	$48,084
Trade accounts payable	115,347	99,262
Deferred revenue and customers' advances	14,338	26,169
Employee related liabilities	50,844	49,517
Other current liabilities	15,886	24,083
Total current liabilities	302,373	247,115

LONG-TERM DEBT
Debentures	128,368	162,981
Other long-term debt	100,355	133,163

LONG-TERM CUSTOMERS' ADVANCES	31,908	41,874

EMPLOYEE RELATED LIABILITIES	14,662	14,176

DEFERRED TAX LIABILITY	63,924	95,233

OTHER LONG-TERM LIABILITIES	2,343	2,728

Total liabilities	643,933	697,270

Ordinary shares of NIS 15 par value:	391,727	369,057
150,000 authorized as of December 31, 2017 and 2016
98,544 and 98,458 issued and outstanding, respectively, as of December 31, 2017
93,071 and 92,985 issued and outstanding, respectively, as of December 31, 2016

Additional paid-in capital	1,347,866	1,318,725
Capital notes	20,758	41,264
Cumulative stock based compensation	80,565	68,921
Accumulated other comprehensive loss	(22,759)	(27,827)
Accumulated deficit	(773,025)	(1,071,036)
	1,045,132	699,104
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	1,036,060	690,032
Non controlling interest	(6,354)	(7,418)
TOTAL SHAREHOLDERS' EQUITY	1,029,706	682,614

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,673,639	$1,379,884

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2017	2016	2015

REVENUES	$1,387,310	$1,249,634	$960,561

COST OF REVENUES	1,033,005	946,534	755,196

GROSS PROFIT	354,305	303,100	205,365

OPERATING COSTS AND EXPENSES:

Research and development	67,664	63,134	61,669
Marketing, general and administrative	66,799	65,439	62,793
Nishiwaki Fab restructuring and impairment cost (income), net	--	(627)	(991)

	134,463	127,946	123,471

OPERATING PROFIT	219,842	175,154	81,894

INTEREST EXPENSE, NET	(7,840)	(11,857)	(13,179)

OTHER FINANCING EXPENSE, NET	(7,607)	(12,492)	(109,930)

GAIN FROM ACQUISITION, NET	--	50,471	--

OTHER INCOME (EXPENSE), NET	(2,627)	9,322	(190)

PROFIT (LOSS) BEFORE INCOME TAX	201,768	210,598	(41,405)

INCOME TAX BENEFIT (EXPENSE), NET	99,888	(1,432)	12,278

NET PROFIT (LOSS)	301,656	209,166	(29,127)

Net income attributable to non controlling interest	(3,645)	(5,242)	(520)

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$298,011	$203,924	$(29,647)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE:

Earnings (loss) per share	$3.08	$2.33	$(0.40)

Weighted average number of ordinary shares outstanding	96,647	87,480	74,366

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$2.90	$2.09

Net profit used for diluted earnings per share	$306,905	$212,160

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	105,947	101,303

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

	Year ended December 31,
	2017	2016	2015

Net profit (loss)	$301,656	$209,166	$(29,127)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	5,681	923	(2,485)

Change in employees plan assets and benefit obligations $171, $184 and $96 for the years ended December 31, 2017, 2016 and 2015, respectively	511	(546)	176

Unrealized gain (loss) on derivatives	1,796	266	(64)

Comprehensive income (loss)	309,644	209,809	(31,500)

Comprehensive (income) loss attributable to non-controlling interest	(6,565)	(6,902)	769

Comprehensive income (loss) attributable to the Company	$303,079	$202,907	$(30,731)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated	Foreign currency translation adjustments
	Ordinary	Ordinary	Additional			other					Non
	shares	shares	paid-in	Capital	Unearned	comprehensive		Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	notes	compensation	income (loss)		deficit	stock	income (loss)	interest	Total

BALANCE AS OF JANUARY 1, 2015	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

Changes during the period:

Conversion of debentures and exercise of warrants into share capital	20,904	79,443	126,989									206,432
Exercise of options	1,620	6,261	1,730									7,991
Capital notes converted into share capital	1,500	5,751	6,400	(12,151)								--
Employee stock-based compensation					8,192							8,192
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend to Panasonic											(1,570)	(1,570)
Other comprehensive loss:
Profit (loss)								(29,647)		$(29,647)	520	(29,127)
Foreign currency translation adjustments							(1,196)			(1,196)	(1,289)	(2,485)
Change in employees plan assets and benefit obligations						176				176		176
Unrealized loss on derivatives						(64)				(64)		(64)
Comprehensive loss										$(30,731)

BALANCE AS OF DECEMBER 31, 2015	82,144	$326,572	$1,273,545	$48,553	$58,209	$(264)	$(26,546)	$(1,273,654)	$(9,072)		$(11,757)	$385,586

Changes during the period:

Issuance of shares	3,297	12,504	27,496									40,000
Conversion of debentures and exercise of warrants into share capital	3,080	12,069	10,223									22,292
Exercise of options	3,650	14,412	3,192									17,604
Capital notes converted into share capital	900	3,500	3,789	(7,289)								--
Employee stock-based compensation					9,406							9,406
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend to Panasonic											(2,563)	(2,563)
Accumulated amount due to adoption of ASU No. 2016-09, Compensation -
Stock Compensation (Topic 718)					1,306			(1,306)				--
Other comprehensive income:
Profit								203,924		$203,924	5,242	209,166
Foreign currency translation adjustments							(737)			(737)	1,660	923
Change in employees plan assets and benefit obligations						(546)				(546)		(546)
Unrealized loss on derivatives						266				266		266
Comprehensive income										$202,907

BALANCE AS OF DECEMBER 31, 2016	93,071	$369,057	$1,318,725	$41,264	$68,921	$(544)	$(27,283)	$(1,071,036)	$(9,072)		$(7,418)	$682,614

Changes during the period:

Issuance of shares	2,914	12,128	4,247									16,375
Exercise of options	1,629	6,750	8,180									14,930
Capital notes converted into share capital	930	3,792	16,714	(20,506)								--
Employee stock-based compensation					11,644							11,644
Dividend to Panasonic											(5,501)	(5,501)
Other comprehensive income:
Profit								298,011		$298,011	3,645	301,656
Foreign currency translation adjustments							2,761			2,761	2,920	5,681
Change in employees plan assets and benefit obligations						511				511		511
Unrealized loss on derivatives						1,796				1,796		1,796
Comprehensive income										$303,079

BALANCE AS OF DECEMBER 31, 2017	98,544	$391,727	$1,347,866	$20,758	$80,565	$1,763	$(24,522)	$(773,025)	$(9,072)		$(6,354)	$1,029,706

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2017	98,458

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2017	2016	2015

CASH FLOWS - OPERATING ACTIVITIES

Net profit (loss)	$301,656	$209,166	$(29,127)

Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	208,411	197,606	168,032
Financing expense associated with debentures series F	--	150	87,973
Effect of indexation, translation and fair value measurement on debt	12,865	8,292	16,078
Other expense (income), net	2,627	(9,322)	190
Gain from acquisition, net	--	(50,471)	--
Changes in assets and liabilities:
Trade accounts receivable	(6,564)	(30,104)	(11,115)
Other current assets	(8,321)	(265)	(14,978)
Inventories	(4,277)	(22,069)	(17,908)
Trade accounts payable	(8,649)	5,550	(26,163)
Deferred revenue and customers' advances	(21,803)	23,581	32,725
Employee related liabilities and other current liabilities	(8,219)	(145)	8,454
Long-term employee related liabilities	(3,247)	(798)	(2,036)
Deferred tax, net	(108,459)	(4,564)	(4,173)
Other long-term liabilities	(385)	861	(12,739)
Nishiwaki employees retirement related payments in connection with its operation cessation	--	--	(24,907)
Net cash provided by operating activities	355,635	327,468	170,306

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(187,676)	(217,496)	(172,078)
Proceeds related to sale and disposal of property and equipment	20,038	7,872	6,589
Investment grants received	2,921	--	--
Deposits and other investments, including marketable securities, net	(80,643)	(17,101)	(30,000)
Net cash used in investing activities	(245,360)	(226,725)	(195,489)

CASH FLOWS - FINANCING ACTIVITIES

Issuance of debentures, net	--	113,149	--
Exercise of warrants and options, net	31,315	38,803	14,424
Proceeds from loans	--	55,960	70,592
Loans repayment	(43,259)	(132,018)	(18,200)
Principal payments on account of capital lease obligation	(781)	--	--
Debentures repayment	(6,215)	--	(51,489)
Dividend payment to Panasonic	(4,378)	(2,563)	(1,570)
Net cash provided by (used in) financing activities	(23,318)	73,331	13,757

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	3,720	5,635	(166)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	90,677	179,709	(11,592)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,284	175,575	187,167

CASH AND CASH EQUIVALENTS - END OF PERIOD	$445,961	$355,284	$175,575

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2017	2016	2015

NON-CASH ACTIVITIES:

Investments in property and equipment	28,419	$23,747	$18,657
Conversion of debentures to share capital	--	$611	$195,726

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	10,198	$9,534	$12,371
Cash paid during the period for income taxes	17,668	$3,485	$3,469

(a) ACQUISITION OF SUBSIDIARIES CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiaries:
As of
February 1, 2016

Working capital (excluding cash and cash equivalents)	$10,775
Fixed assets	106,919
Intangible assets	2,799
Long-term liabilities	(28,021)
92,472
Less:
Share capital	40,000
Gain from acquisition, net	52,472
92,472

Cash from the acquisition of a subsidiaries consolidated for the first time	$--

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1          -      DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz US Holdings Inc. and Jazz Semiconductor, Inc. collectively referred to herein as “Jazz”); and (2) since February 2016, Tower US Holdings is also the sole owner of TowerJazz Texas Inc. (“TJT”), as described in Note 3 below; and (ii) its 51% owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Tonami, Uozu and Arai, in Hokuriku Japan. Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V) and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (TOPS) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three in Japan through TPSCo (two 200mm and one 300mm), which provide leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including advanced image sensor technologies.

The Company operates in the semiconductor industry and competes internationally with dedicated foundry service providers, which in addition to providing leading edge CMOS process technologies also have capacity for some specialty process technologies. The Company also competes with IDMs that have internal semiconductor manufacturing capacity or foundry operations. Several dedicated foundries have specialized operations and compete directly with the Company in certain areas, flows and technology capabilities. There are a number of smaller participants in the specialty process arena with specific analog focus. The Company believes that most of the large dedicated foundry service providers compete primarily in standard CMOS product types, while they also have capacity for specialty process technologies. As a result, the Company’s main industry competitors are smaller participants which focus on the specialty process analog arena.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, affect the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The Company’s consolidated financial statements include TJT’s results of operations and balance sheet since February 1, 2016.

C.	Cash and Cash Equivalents, Short-Term Deposits

Cash and cash equivalents consist of cash, bank deposits and short-term investments with original maturities of three months or less. Short-term deposits include bank deposits with original maturities greater than three months and to be matured within 12 months from balance sheet date.

D.	Marketable securities

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss) (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Marketable securities (cont.)

For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in OCI.

E.	Trade Accounts Receivables - Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain. As of December 31, 2017 and 2016, the amounts in the allowance for doubtful accounts are immaterial.

F.	Inventories

The Company applies Accounting Standards Update (“ASU”) No. 2015-11 as of January 1, 2017, by which inventories are stated at the lower of cost and net realizable value. Inventories as of December 31, 2016 are stated at lower of cost or market. Upon adoption, the update had no effect on the consolidated financial position, results of operations or cash flows. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit.

G.	Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification (“ASC”) 360 “Accounting for the Property, Plant and Equipment” (“ASC 360”). Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment, and costs which are directly related to pre-production test runs of property and equipment that are necessary for preparing such property and equipment for their intended use.

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants received, and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

Buildings and building improvements, including facility infrastructure	10-25 years
Machinery and equipment, software and hardware	3-15 years

Impairment charges, if needed, are determined based on the policy outlined in S below.

For Equipment under lease see H below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Equipment Lease

The Company determines lease classification based on the criteria established in ASC 840. When the Company determines, based on the criteria, that a lease should be classified as capital lease, an asset and corresponding liability is recognized. Each capital lease is recorded as an asset and an obligation at an amount that is equal to the present value of the minimum lease payments over the lease term. Assets under capital lease are part of property plant and equipment.

I.	Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition of each of Jazz, TPSCo and TJT.

Intangible assets are amortized over the expected estimated economic life of the intangible assets commonly used in the industry. Goodwill is not amortized and subject to impairment test. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in S below.

J.	Deferred Tax Asset and Other Long-Term Assets, Net

Deferred tax asset and other assets, net include: (i) deferred tax asset as described in Note 19; (ii) fair market value of derivative instrument used in hedging of Debentures Series G, see T below and (iii) prepaid long-term lease payments to the Israel Land Administration (“ILA”) for the land on which the Company’s Israeli fabs are established, net of accumulated amortization over the lease period, see also Note 15C.

K.	Debentures - Classification of Liabilities and Equity of Convertible Debentures

Convertible debentures are evaluated to determine whether they include conversion features or other embedded derivatives that warrant bifurcation. The Company applies ASC 815-40 “Contract in Entity’s Own Equity” in determining whether an instrument that may be settled in Tower’s shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Revenue Recognition

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company, to much lesser extent, also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. The vast majority of the Company’s sales are achieved through the effort of its direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. Generally, delivery occurs after products meet all of the customer’s acceptance criteria based on pre-shipment electronic, functional and quality tests.

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of events necessitating an allowance, which has been in immaterial amounts.

M.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

N.	Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes” (“ASC 740-10”). This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized. In November 2015, the FASB issued ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes such that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The Company adopted the ASU as of the first quarter of 2017. The Company adopted the ASU prospectively such that previous years balances were not reclassified.

The Company evaluates realizability of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Income Taxes (cont.)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that the Company's deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance, see Note 19E and 19F.

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the Company's unrecognized income tax benefits. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

O.	Earnings (Loss) Per Ordinary Share

Basic earnings (loss) per share are calculated in accordance with ASC  260, “Earnings Per Share” ("ASC 260") by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

P.	Comprehensive Income (Loss)

In accordance with ASC 220 “Comprehensive Income” ("ASC 220"), comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net income.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Functional Currency and Exchange Rate Income (Loss)

The currency of the primary economic environment in which Tower, TJT and Jazz conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statement of operations of TPSCo has been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.

R.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees’ share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation granted to employees and directors is measured at the grant date, based on the fair value of the grant. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the vesting period of the grant, except for grants that involve performance criteria, for which an accelerated method is used.

S.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets
The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from it. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”.

Impairment of Goodwill
The Company evaluates goodwill qualitatively for impairment at least annually or whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the Company determines that a quantitative analysis is necessary, the impairment test for goodwill is currently a two-step process. Step one consists of a comparison of the fair value of a reporting unit against its carrying amount, including the goodwill allocated to each reporting unit. If the carrying amount of the reporting unit is in excess of its fair value, step two requires the comparison.

Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Impairment of Assets (cont.)

The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology.

T.	Fair value of Financial Instruments and Fair Value Measurements

ASC 820, "Fair Value Measurements and Disclosures", requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments of cash, bank deposits, account receivable and payables, accrued liabilities, loans and leases approximate their current fair values because of their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Derivatives and hedging

Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as fair value hedges, the gains (losses) are recognized in earnings in the periods of change together with the offsetting losses (gains) on the hedged items attributed to the risk being hedged.

For derivative instruments designated as cash flow hedges, the effective portion of the gains (losses) on the derivatives is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. Gains (losses) on derivatives representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness are recognized in earnings.

For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in the same line of the item economically hedged.

V.	Reclassification and Presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2017 presentation.

W.	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition in Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers”, which amendment has been further amended several times. This standard is based on the principle that revenue should be recognized to depict the value of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services if sold at the end of the calendar quarter.

ASU 2014-09 is effective January 1, 2018. Early adoption is permitted but not before January 1, 2017. The amendment may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application.

The Company’s assessment did not identify a change in revenue recognition timing on most material revenues streams (mainly wafer production), for which recognition will be at a point in time upon control being transferred to the customers. The Company considered whether control over wafers in production is transferred over time, and reached to conclusion that recognition should be only at a point in time upon completion of production and delivery to customers.

The Company provides its customers with other services that are immaterial in scope and/or amount. The Company does not expect any change in the recognition of such services, compared with current standards.

The standard will be adopted in fiscal year 2018. The Company elected the modified retrospective approach as the transition method and expects no transition adjustment to its retained earning upon adoption.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Recently Issued Accounting Pronouncements (cont.)

In January 2016, the FASB issued ASU 2016-01 to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. The provisions under this amendment are effective January 1, 2018, and for interim periods within that year. Early adoption is not permitted. The Company is evaluating the effect of ASU 2016-01 on its consolidated financial statements but expects it would not have a material impact on its financial results.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, which primarily changes the leases accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated financial statements but expects it would not have a material impact on its financial results.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses”. This update requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The update is effective January 1, 2020, and for interim periods within that year. Early adoption is permitted only after January 1, 2019.  The Company has previously incurred immaterial amount of bad debt and expecting no material impact from adopting this guidance on its consolidated financial statements and disclosures

In October 2016 the FASB issued ASU 2016-16 to require the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments are effective January 1, 2018, and for interim periods within that year. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 to require amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective January 1, 2018, and for interim periods within that year. Early adoption is permitted. The Company is evaluating the impact of the amendments on its consolidated statement of cash flows and disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Recently Issued Accounting Pronouncements (cont.)

In January 2017, the FASB issued ASU 2017-04 which clarified its guidance to simplify the measurement of goodwill by eliminating the Step 2 impairment test. The new guidance requires companies to perform the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The amendment will be effective beginning in its first quarter of fiscal year 2020. The amendment is required to be adopted prospectively. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09 which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance is effective beginning in the first quarter of fiscal year 2018. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In August 2017, the FASB issued Accounting Standard Update ("ASU") 2017-12 which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company early adopted this guidance with no impact on its consolidated financial statements.

NOTE 3         -     TOWERJAZZ TEXAS INC. ESTABLISHMENT

In February 2016, Tower acquired at a purchase price of $40,000, a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. (“Maxim”). The acquisition was done through an indirectly wholly owned subsidiary of Tower, TJT.

The agreement with Maxim included an earn-out mechanism for a period of up to 10 months. According to that mechanism, if the proceeds from the sale of the shares by Maxim during the 10 month period plus the value of the shares remaining, if any, as of the last day of this 10 month period, will exceed $40,000, Maxim would need to pay the Company such excess amount, in cash, but in no event more than $6,000. On the date of acquisition, the mechanism had a fair value of zero. On the date of settlement, the earn-out mechanism resulted in a gain of $6,000 to the Company, of which $1,000 was paid in 2016 and $5,000 was paid in 2017.

In addition, Tower and Maxim entered into a long-term 15 year manufacturing agreement, under which Maxim is committed to buy products from TJT in gradually decreasing quantities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 4          -      INVENTORIES

Inventories consist of the following:

	As of December 31,
	2017	2016
Raw materials	$48,220	$26,296
Work in process	92,764	105,564
Finished goods	2,331	5,672
	$143,315	$137,532

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $1,352 and $1,391 as of December 31, 2017 and 2016, respectively.

NOTE 5          -      OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2017	2016
Tax authorities receivables	$9,144	$9,620
Deferred tax asset (see Note 19)	--	7,158
Prepaid expenses	11,634	6,610
TJT acquisition related receivable (see Note 3)	--	5,000
Others	738	1,653
	$21,516	$30,041

NOTE 6          -      LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2017	2016
Severance-pay funds, net	$13,317	$9,909
Long-term interest bearing bank deposit	12,500	12,500
Others	256	3,215
	$26,073	$25,624

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 7          -      PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2017	2016
Original cost:
Buildings (including facility infrastructure)	$343,247	$333,696
Machinery and equipment	2,282,042	2,093,204
	$2,625,289	$2,426,900
Accumulated depreciation:
Buildings (including facility infrastructure)	$(215,515)	$(205,604)
Machinery and equipment	(1,774,650)	(1,604,610)
	$(1,990,165)	$(1,810,214)
	$635,124	$616,686

As of December 31, 2017 and 2016, the original cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate amount of $285,930 and $284,406, respectively.

The following is the composition of the leased equipment under capital lease agreements included under “Machinery and equipment above:

	As of December 31,
	2017	2016
Original cost - Machinery and equipment	$16,630	$--
Accumulated depreciation - Machinery and equipment	(306)	--
	$16,324	$--

B.	Investment Grants

Substantially all of Tower’s existing facilities and other capital investments made through 2012 have been granted approved enterprise status, as provided by the Investments Law.

In 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Fab 2 facility in Israel, according to which Tower received grants in the amount of NIS 145,000 (approximately $36,000) for eligible investments in machinery, equipment and other assets made by Tower in the years 2006 to 2012. Investment grants received are presented as a deduction from the original cost of its respective assets. In December 2017, the Company received approval from the Israeli Investment Center for its final performance report.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8          -      INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2017:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$110,310	$(103,897)	$6,413
Facilities lease	19	33,500	(21,665)	11,835
Patents and other core technology rights	9	15,100	(15,100)	--
Trade name	9	7,612	(7,009)	603
Customer relationships	15	2,600	(1,610)	990
Others	--	1,000	(1,000)	--
Total identifiable intangible assets		$170,122	$(150,281)	$19,841

Intangible assets consist of the following as of December 31, 2016:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$109,543	$(98,354)	$11,189
Facilities lease	19	33,500	(20,377)	13,123
Patents and other core technology rights	9	15,100	(13,903)	1,197
Trade name	9	7,520	(6,064)	1,456
Customer relationships	15	2,600	(1,436)	1,164
Others	--	1,000	(1,000)	--
Total identifiable intangible assets		$169,263	$(141,134)	$28,129

NOTE 9          -      DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following:

	As of December 31,
	2017	2016
Deferred tax asset ( see Note 19)	$82,852	$--
Prepaid long-term land lease, net (see Note 15C)	3,417	3,537
Fair value of cross currency interest rate swap (see Note 13D)	18,005	--
Long-term prepaid expenses and others	6,995	910
	$111,269	$4,447

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 10        -      OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2017	2016
Interest payable	$3,160	$4,683
2014 Japan Restructuring related payables	--	1,793
Tax authorities payables	8,567	10,342
Others	4,159	7,265
	$15,886	$24,083

NOTE 11        -      DEBENTURES

A.	Composition by Repayment Schedule:

	As of December 31, 2017
	Interest rate	2018	2019	2020	2021	2022	2023 and on	Total
Debentures Series G (see B below)	2.79%	$--	$--	$38,568	$38,568	$38,568	$19,283	$134,987
Jazz’s Notes (see C below)	8%	58,307	--	--	--	--	--	58,307
Total outstanding principal amounts of debentures		$58,307	$--	$38,568	$38,568	$38,568	$19,283	$193,294
Accretion of carrying amount to principal amount								(11,629)
Carrying amount								$181,665

In January 2017, Tower fully redeemed its debentures Series D and Series F which had principal outstanding amounts of $5,977 and $238, respectively, as of December 31, 2016.

For details with regards to Jazz Notes (see C below). Tower’s Series G Debentures carry a negative pledge covenant (see B below).

B.	Debentures Series G

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures are payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying an annual interest rate of 2.79%, payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 11        -      DEBENTURES (cont.)

B.	Debentures Series G (cont.)

As of December 31, 2017, the outstanding principal amount of Series G Debentures was NIS 468,000 (approximately $135,000), with related hedging transactions net asset fair value of $16,455. The fair value increase in 2017 is mainly attributed to the devaluation of the USD against the NIS (see Note 13D).

The Series G Debentures’ indenture includes customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2017, the Company was in compliance with all of the financial covenants under the indenture.

C.	Jazz 2014 Notes Exchange Agreement

In March 2014, Jazz, certain of its domestic subsidiaries and Tower entered into an exchange agreement with certain holders of previously issued Jazz notes from 2010 (the “2014 Participating Holders”) (the “2010 Notes”) according to which Jazz issued new unsecured convertible senior notes due December 2018 (the “2014 Notes” or the “Jazz Notes”) in exchange for approximately $45,000 in aggregate principal amount of the 2010 Notes that were originally due June 2015.

In addition, in March 2014, Jazz, Tower and certain of the 2014 Participating Holders  entered into a purchase agreement pursuant to which they purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes, to be settled at Jazz’s discretion through cash or ordinary shares of Tower. The conversion price is set to $10.07 per share. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Jazz Credit Line Agreement (see below), to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are not guaranteed by Tower.

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par value plus accrued interest and 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture governing the 2014 Notes.

The Indenture contains certain customary covenants including covenants restricting the ability of Jazz and its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 11        -      DEBENTURES (cont.)

C.	Jazz 2014 Notes Exchange Agreement (cont.)

Jazz’s obligations under the 2014 Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

As of December 31, 2017 and 2016, approximately $58,000 principal amount of 2014 Notes was outstanding.
The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the 2014 Notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment or refinancing of the 2014 Notes prior to said notes maturity, in a form not satisfactory to Wells Fargo, may trigger a cross default under the Jazz Credit Line Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring Jazz to repay or refinance the Jazz Credit Line Agreement. As of December 31, 2017 there are no outstanding loan drawdowns under the Wells Fargo Credit Line.

NOTE 12        -      OTHER LONG-TERM DEBT

A.	Composition:

	As of December 31,
	2017	2016
In U.S. Dollars, see also E below	$40,000	$40,000
In JPY, see also D below	98,239	126,376
Total long-term loan from banks - principal amount	138,239	166,376
Deferred issuance costs	(1,077)	(1,344)
Total long-term loans from banks	137,162	165,032
Capital leases - see Note 15C	15,854	--
Current maturities	(52,661)	(31,869)
	$100,355	$133,163

B.	Composition by Repayment Schedule of Loans:

	Interest rate	2018	2019	2020	2021	2022 and on	Total
In U.S Dollars	Libor + 2.00%	$5,714	$11,429	$11,429	$11,428	$--	$40,000
In JPY	Tibor + 1.65%-2.00%	43,915	32,747	21,577	--	--	98,239
Total outstanding principal amounts of loans		$49,629	$44,176	$33,006	$11,428	$--	$138,239

For repayment schedule of capital lease agreements, see Note 15C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12       -       OTHER LONG-TERM DEBT (cont.)

C.	Wells Fargo Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018 (the “Jazz Credit Line Agreement”). The applicable interest on the loans under the Jazz Credit Line Agreement for the period following February 2016 is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate plus a margin ranging from 1.5% to 2.0% per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Jazz Credit Line Agreement. The obligations of Jazz under the Jazz Credit Line Agreement are secured by a security interest on all the assets of Jazz. The Jazz Credit Line Agreement contains customary covenants and other terms, including customary events of default. If any event of default will occur, Wells Fargo may declare all borrowings under the facility due immediately and foreclose on the collateral. Furthermore, an event of default under the Credit Line Agreement would result in an increase in the interest rate on any amounts outstanding. Jazz’s obligations pursuant to the Jazz Credit Line Agreement are not guaranteed by Tower or any of its affiliates.

As of December 31, 2017, borrowing availability under the Jazz Credit Line Agreement was approximately $58,000, of which approximately $1,000 was utilized through letters of credit.

As of December 31, 2016 and 2017 no loan amounts were outstanding.

As of December 31, 2017, Jazz was in compliance with all of the covenants under this agreement.

In February 2018, Jazz and Wells Fargo signed an amendment to the Jazz Credit Line Agreement for a five years extension to the Jazz Credit Line Agreement to mature in 2023, in the total amount of up to $70,000.  The applicable interest on the loans is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the LIBOR rate plus a margin ranging from 1.25% to 1.75% per annum.

D.	Loans to TPSCo from Japanese Financial Institutions

In June 2014, TPSCo entered into a long-term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed 8.8 billion Japanese Yen (outstanding principal amount was approximately $33,000 and $53,000 as of December 31, 2017 and 2016, respectively).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12       -       OTHER LONG-TERM DEBT (cont.)

D.	Loans to TPSCo from Japanese Financial Institutions (cont.)

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal outstanding amount payable during 2018 and 2019 (the “Term Loan”). The Term Loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic. The Term Loan contains certain covenants, as well as definitions of events of default and acceleration terms of the repayment schedule. TPSCo’s obligations pursuant to the loan are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TPSCo was in compliance with all of the covenants under this loan.

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset-based loan agreement (the “ABL”), according to which TPSCo entered into a five year term loan agreement with the JP Banks under which TPSCo borrowed an amount of 8.5 billion Japanese Yen, outstanding principal amount was approximately $65,000 and $73,000 as of December 31, 2017 and 2016, respectively.

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the outstanding principal amount payable between 2018 and 2020. The ABL is secured by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities.

The ABL also contains certain financial ratios and covenants, as well as definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the ABL are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TPSCo was in compliance with all of the covenants under this ABL.

   E.         Bank Loan to TJT

In July 2016, TJT entered into an asset based long-term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40,000. The loan carries annual interest of LIBOR+2.0% and is repayable between 2018 and 2021. The loan is secured mainly by a lien over TJT’s machinery and equipment and an assignment of TJT’s right to receive any amounts under its manufacturing agreement with Maxim.

This loan agreement contains customary terms, conditions and covenants, as well as customary events of default. TJT’s obligations pursuant to the loan agreement are not guaranteed by Tower or any of its affiliates. As of December 31, 2017, TJT was in compliance with all of the covenants under this loan agreement.

   F.         Capital Lease Agreements

  See Note 15C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13        -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Non-Designated Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31, 2017 and 2016 the fair value amounts of such exchange rate agreements were approximately $24 in an asset position presented in short-term assets and $294 in a liability position presented in short-term liabilities with face value of $18,000 and $96,000, respectively. Changes in the fair values of such derivatives are presented in cost of revenues in the statements of operations.

As the functional currency of TPSCo is the JPY and part of TPSCo revenues are denominated in USD, TPSCo enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on USD denominated amounts. As of December 31, 2017 and 2016, the fair value amounts of such exchange rate agreements were $169 and $682, respectively, in a liability position presented in short-term liabilities with face value of $48,000 and $36,000, respectively. Changes in the fair value of such derivatives are presented in the statements of operations.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivative, trade receivables and government and other receivables. The Company's cash, deposits, marketable securities and derivative are maintained with large and reputable banks and investment banks, the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for doubtful accounts is determined with respect to those amounts which their collection determined to be doubtful. The Company performs ongoing credit evaluations of its customers.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13        -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures do not materially differ from their respective carrying amounts as of December 31, 2017 and 2016. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2017 and 2016, were approximately $345,000 and $245,000, respectively, compared to carrying amounts of approximately $182,000 and $163,000, for the above dates, respectively.

D.	Cash Flow Hedge Gains (Losses)

The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on the principle and interest using a cross currency swap to mitigate the risk arising from Series G Debentures denomination in NIS.

As of December 31, 2017 the fair value of the swap was $16,455 in an asset position, of which $1,550 presented in short-term liabilities and $18,005 presented in long-term assets. As of December 31, 2016 the fair value of the swap was $67 in a liability position, presented in short-term liabilities. As of December 31, 2017 and December 31, 2016, the effective portion of $2,758 and $202, respectively, were recorded in OCI, of which a loss of approximately $1,500 is expected to be reclassified into earnings during the twelve months ended December 31, 2018. For the years ended December 31, 2017 and December 31, 2016, the effect of the hedge on the Company’s results of operations was $11,654 income and $915 expense, respectively, and was recognized as financing expense to offset the effect of the rate difference related to Series G Debentures.

E.	Fair Value Measurements

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13        -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

Assets held for sale - securities classified as available for sale are reported at fair value on a recurring basis.  These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market. If quoted market prices are not available, the Company obtains fair value measurements from an independent pricing service.  These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors. Changes in fair value of securities available for sale are recorded in other comprehensive income, net of income tax effect.

Level 2 Measurements

Over the counter derivatives - the Company uses the market approach using quotations from banks and other public information.

Level 3 Measurements

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2017	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap- asset position	$16,455	$--	$16,455	$--
Marketable securities held for sale	113,168	113,168	--	--
Foreign exchange forward and cylinders - liability position	(169)	--	(169)	--
Foreign exchange forward and cylinders - asset position	24	--	24	--
	$129,478	$113,168	$16,310	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13        -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

	December 31, 2016	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap- liability position	$67	$--	$67	$--
Foreign exchange forward and cylinders - liability position	976		976	--
	$1,043	$--	$1,043	$--

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s Israeli Banks Loans (including current maturities)	Others
As of January 1, 2016 - at fair value	$74,955	$--
principal repayment	(82,855)	--
Total changes in fair value recognized in earnings	7,900	--
As of December 31, 2016 - at fair value	$--	$--

F.	Short-Term and Long-Term Investments

Short-term and long-term investments include marketable securities in the amount of $113,874 (including accrued interest) and long-term bank deposit in the amount of $12,500 as of December 31, 2017; Short-term and long-term investments include short-term bank deposits in the amount of $34,093 and long-term bank deposit in the amount of $12,500 as of December 31, 2016.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2017:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$98,998	$25	$(683)	$98,340
Non- U.S government bonds	2,730	--	(19)	2,711
Municipal bonds	11,950	15	(96)	11,869
Certificate of deposits	248	--	--	248
	$113,926	$40	$(798)	$113,168

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13        -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

F.           Short-Term and Long-Term Investments (cont.)

The scheduled maturities of available-for-sale marketable securities as of December 31, 2017 were as follows:

	Amortized cost	Estimated fair value
Due within one year	$7,688	$7,679
Due after one year through five years	106,238	105,489
	$113,926	$113,168

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2017 were as indicated in the following tables:

	December 31, 2017
	Investment with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$89,133	$(683)	$--	$--	$89,133	$(683)
Non- U.S government bonds	2,711	(19)	--	--	2,711	(19)
Municipal bonds	8,837	(96)	--	--	8,837	(96)
Total	$100,681	$(798)	$--	$--	$100,681	$(798)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14        -      EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are included on the balance sheets in long-term investments and employee related liabilities in the amounts of $10,711 and $12,258, respectively, as of December 31, 2017.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,059, $4,345 and, $3,986 for 2017, 2016 and 2015, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2017, 2016 and 2015 amounted to $6,706, $7,015 and $6,823, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14        -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans

The following information provide the changes in 2017, 2016 and 2015 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for post-retirement medical plan expense are as follows:

	Year ended December 31,
	2017	2016	2015
Net periodic benefit cost:
Service cost	$9	$12	$29
Interest cost	69	85	126
Amortization of prior service costs	--	(12)	(973)
Amortization of net (gain) or loss	(361)	(333)	(115)
Total net periodic benefit cost	$(283)	$(248)	$(933)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	317	(316)	(1,333)
Amortization of prior service costs	--	12	973
Amortization of net gain or (loss)	361	333	115
Total recognized in other comprehensive income (expense)	$678	$29	$(245)
Total recognized in net periodic benefit cost and other comprehensive income	$395	$(219)	$(1,178)

Weighted average assumptions used:
Discount rate	4.50%	4.80%	4.30%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	7.20%/10.00%	6.75%/10.00%	7.00%/20.00%
Ultimate rate (Pre-65/Post-65)	4.50%/4.50%	4.50%/5.00%	4.50%/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2025/2025	2025/2022	2025/2022
Measurement date	December 31, 2017	December 31, 2016	December 31, 2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14        -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2017:

	Increase	Decrease
Effect on service cost and interest cost	$4	$(3)
Effect on post-retirement benefit obligation	$78	$(61)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31,
	2017	2016	2015
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,550	$1,781	$2,977
Service cost	9	12	29
Interest cost	69	85	126
Benefits paid	(9)	(12)	(18)
Change in medical plan provisions	--	--	--
Actuarial loss (gain)	317	(316)	(1,333)
Benefit medical plan related obligation end of period	$1,936	$1,550	$1,781
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	9	12	18
Benefits paid	(9)	(12)	(18)
Fair value of plan assets at end of period	$--	$--	$--
Medical plan related net funding	$(1,936)	$(1,550)	$(1,781)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14      -        EMPLOYEE RELATED LIABILITIES (cont.)

B.          Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

	As of December 31,
	2017	2016	2015
Amounts recognized in statement of financial position:
Current liabilities	$(58)	$(37)	$(40)
Non-current liabilities	(1,878)	(1,513)	(1,741)
Net amount recognized	$(1,936)	$(1,550)	$(1,781)
Weighted average assumptions used:
Discount rate	3.80%	4.50%	4.80%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65)	8.30%/11.10%	7.20%/10.00%	6.75%/10.00%
Ultimate rate (pre 65/ post 65)	4.50%/4.50%	4.50%/4.50%	4.50%/5.00%
Year the ultimate rate is reached (pre 65/ post 65)	2027/2027	2025/2025	2025/2022

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2018	$59
2019	73
2020	71
2021	74
2022	77
2023-2027	$404

Jazz adopted several changes to the post-retirement medical plan in 2012 that cumulatively reduced its obligations by approximately $3,900. The changes in the plan were implemented through 2015 and included the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2017	2016	2015
Net periodic benefit cost:
Interest cost	$831	$841	$798
Expected return on plan assets	(1,236)	(1,154)	(1,130)
Amortization of prior service costs	3	3	3
Amortization of net (gain) or loss	55	34	31
Total net periodic benefit cost	$(347)	$(276)	$(298)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	(1,303)	736	6
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain or (loss)	(55)	(34)	(31)
Total recognized in other comprehensive income (expense)	$(1,361)	$699	$(28)
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$(1,708)	$423	$(326)
Weighted average assumptions used:
Discount rate	4.30%	4.60%	4.20%
Expected return on plan assets	6.20%	6.20%	6.20%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31,
	2017	2016	2015
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Prior service cost	3	3	3
Net actuarial (gain) or loss	$0	$54	$33

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14      -        EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2017	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of period	$19,672	$18,605	$19,304
Interest cost	831	841	798
Benefits paid	(548)	(496)	(451)
Change in plan provisions	--	--	--
Actuarial loss (gain)	674	722	(1,046)
Benefit obligation end of period	$20,629	$19,672	$18,605
Change in plan assets:
Fair value of plan assets at beginning of period	$19,871	$18,526	$18,134
Actual return on plan assets	3,212	1,141	78
Employer contribution	700	700	765
Benefits paid	(548)	(496)	(451)
Fair value of plan assets at end of period	$23,235	$19,871	$18,526
Funded status	$2,606	$199	$(79)
Amounts recognized in statement of financial position:
Non-current assets	$2,606	$199	$--
Non-current liabilities	--	--	(79)
Net amount recognized	$2,606	$199	$(79)
Weighted average assumptions used:
Discount rate	3.70%	4.30%	4.60%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2018	$764
2019	850
2020	935
2021	998
2022	1,058
2023-2027	$5,865

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2017:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$23,235	$--
Total plan assets at fair value	$--	$23,235	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2016:

	Level 1	Level 2	Level 3
Investments in mutual funds	$-	$19,871	$-
Total plan assets at fair value	$-	$19,871	$-

Jazz’s pension plan weighted average asset allocations on December 31, 2017, by asset category are as follows:

Asset Category	December 31, 2017	Target allocation 2018
Equity securities	61%	60%
Debt securities	39%	40%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 40% debt, or fixed income securities, and 60% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by Jazz in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target specified above due to changes in market conditions.

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded, if management's estimates are not consistent with actual investment performance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       COMMITMENTS AND CONTINGENCIES

A.	Liens

(1)	Banks Loans and Capital Leases

For liens relating to Jazz Credit Line Agreement, see Note 12C. For liens under TPSCo 2015 Term Loan agreement see Note 12D. For liens relating to TJT term loan, see Note 12E. For liens under the capital lease agreements see Note 15C.

(2)	Approved Enterprise Status

Floating liens are registered in favor of the State of Israel on substantially all of Tower’s assets under the Investment Center’s approved enterprise status program.

B.	License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

C.	Leases

Tower’s administrative offices and corporate headquarters, Fab 1 and Fab 2 manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. The premises where the administrative offices and Fab 1 are located are under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032. Tower entered into a long-term lease agreement with the ILA relating to Fab 2 for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2017.

Jazz leases its fabrication facilities under operational lease contracts that may be extended until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period through 2027. In 2015, Jazz exercised its first option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. In the amendments to its leases, (i) Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. The landlord has made claims that Jazz’s noise abatement efforts are not adequate under the terms of the amended lease.  Jazz does not agree and is disputing these claims.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Leases (cont.)

Aggregate rental expenses under Jazz operating leases were approximately $2,800, $2,800 and $3,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Future minimum payments for Jazz’s non-cancelable operating building leases are approximately $2,800 for each of the years 2018 through 2019, approximately $2,400 for each of the years 2020 through 2021 and approximately $500 thereafter.

In 2014, TPSCo entered into a five-year operational lease agreement with Panasonic to lease the building and facilities of its three fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided thereunder prior to the expiration thereof and the fair market prices existing at the time of the extension.

Future minimum payments under TPSCo’s non-cancelable operating building and facilities lease are $14,075 and $3,518 for the year 2018 and the first quarter of 2019 (end of the lease term), respectively.

In addition, certain of the Company’s subsidiaries entered into capital lease agreements for certain machinery and equipment required at the fabrication facilities for a period of up to 5 years with an option to buy each or all of the machinery and equipment after 3 years from the start of the lease period at 40% of their original value. The lease agreements contain annual interest rate of 1.85% and the assets under the lease agreements are pledged to JA Mitsui until the time at which the respective subsidiary will buy the assets. The obligations under the capital lease agreement are guaranteed by Tower except for TPSCo’s obligations under its capital lease agreements.

As of December 31, 2017 the outstanding capital lease liability was $15,854 of which $3,032 were included in current maturities.

As of December 31, 2017, the minimum lease payments under capital leases, are $3,032 for the year ending December 31, 2018, $3,538 for the year ending December 31, 2019, $3,377 for the year ending December 31, 2020, and $5,907 for the year ending December 31, 2021.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       COMMITMENTS AND CONTINGENCIES (Cont.)

D.	Other Agreements

The Company enters from time to time, in the ordinary course of business, into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and state and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operation of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company is not aware of any noncompliance with the terms of said permits and licenses.

F.           An engagement in relation to a new fabrication facility planned to be built in China.

In 2017, the Company, Tacoma Technology Ltd. and Tacoma (Nanjing) Semiconductor Technology Co., Ltd. (collectively known as “Tacoma”), signed a framework agreement regarding a new 8-inch fabrication facility planned to be established in Nanjing, China. The framework agreement includes a binding phase under which the Company should deliver technological licenses and consultation services (mainly training) for a consideration of $18,000, net. This phase came into force upon the receipt by the Company of the $18,000, net, which has been fully received in August 2017. By December 31, 2017 the Company delivered the licenses and completed the related services.

According to the terms of the framework agreement, it was agreed that the Company will provide additional technological licenses and expertise together with operational and integration consultation, at terms and milestones to be further discussed discussions by the parties. The framework agreement further specifies capacity allocation to the Company of up to 50% of the targeted 40,000 wafers per month fab capacity, in order to provide the Company with additional manufacturing capability and capacity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       COMMITMENTS AND CONTINGENCIES (Cont.)

G.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2017 and hence repayment of the grant is considered remote. For details in regard to Investment Center grants, see Note 8B.

H.	Litigation

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed in the US and Israel against the Company, certain officers, its directors and/or its external auditor. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares.

In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. In February 2018, the Israeli court granted the Company’s motion to dismiss as the Israeli plaintiff did not meet the required burden of proof.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2017, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 98 million were issued and outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Equity Incentive Plans

(1)	General

The Company has granted to its employees and directors options and Restricted Stock Units (“RSUs”) to purchase ordinary shares under several share incentive plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, (i) the exercise price of options will not be lower than the nominal value of the shares and will equal either the closing market price of the ordinary shares immediately prior to the date of grant, or in relation to grants made from September 2013, an average of the closing price during the thirty trading days immediately prior to the date of grant; (ii) vest over one to four year period according to various vesting schedules, and (iii) are not exercisable beyond seven or ten years from the grant date.

Except for those share incentive plans described below, as of December 31, 2017 and December 31, 2016, respectively, there were approximately 57 thousands and 640 thousands options outstanding under the Company’s share incentive plans (the "Old Plans”). No further options may be granted under Old Plans.

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive plan for directors, officers and employees of the Company. Options granted under the 2013 Plan bear an exercise price which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted in 2017 and 2016 a total of 819 thousands and 568 thousands options and RSUs, respectively, to its employees and directors (including the below described grants to the CEO and Chairman) vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and is amortizing it through the applicable vesting period.

In June 2017, the Company’s shareholders approved the following equity awards to the Company’s CEO, chairman of the Board and board directors under the 2013 Share Incentive Plan: (i) 85 thousands time vested RSUs and 97 thousands performance-based RSUs to the CEO, for a total compensation value of $4,500; (ii) 12 thousands time vested RSUs to the chairman of the board of directors for a total compensation value of $300 and (iii) 3 thousands time vested RSUs to each of the members of the board of directors (other than to the Chairman and the CEO), for a total compensation value of $600.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan") (cont.)

In June 2016, the Company’s shareholders approved the following equity awards to the Company’s CEO, chairman of the board and board directors under the 2013 Share Incentive Plan: (i) 198 thousands options, 31 thousands time vested RSUs and 16 thousands performance-based RSUs to the CEO, for a total compensation value of $1,360; (ii) 25 thousands time vested RSUs to the chairman of the board of directors for a total compensation value of $300 and (iii) 10 thousands options to a new external director and 3 thousands time vested RSUs to each of two new other directors, for a total compensation value of $127.

As of December 31, 2017, approximately 523 thousands options and 1,246 thousands RSUs were outstanding under the 2013 Plan. As of December 31,2016, approximately 1,635 thousands options and 1,009 thousands RSUs were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval as may be required by law.

(3)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans

i. Share Options awards:

	2017		2016		2015
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	2,278,089	$9.92	5,878,270	$6.84	7,537,219	$6.37
Granted	--	0.00	207,890	12.19	100,000	16.92
Exercised	(1,611,489)	9.27	(3,649,754)	4.82	(1,620,056)	4.94
Terminated	(77,292)	25.89	(97,063)	21.34	(26,777)	22.28
Forfeited	(9,123)	8.06	(61,254)	7.25	(112,116)	8.30
Outstanding as of end of year	580,185	9.64	2,278,089	9.92	5,878,270	6.84
Options exercisable as of end of year	459,662	$8.51	1,606,983	$10.19	2,606,704	$8.93

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(3)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans (cont.)

ii. RSU awards:

	2017		2016		2015
	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	1,009,184	$14.62	773,200	$15.11	--	$--
Granted	818,856	24.88	359,643	12.83	783,700	15.11
Exercised	(553,241)	14.71	(86,847)	11.45	--	--
Forfeited	(28,910)	16.42	(36,812)	14.73	(10,500)	15.15
Outstanding as of end of year	1,245,889	21.29	1,009,184	14.62	773,200	15.11
RSU exercisable as of end of year	--	$--	--	$--	--	$--

(4)	Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2017:

Outstanding as of December 31, 2017				Exercisable as of December 31, 2017
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$4.42-21.30	580,185	3.79	$9.64	459,662	$8.51

	Year ended December 31,
	2017	2016	2015
The intrinsic value of options exercised	$26,031	$40,314	$15,374
The original fair value of options exercised	$7,202	$16,711	$3,721

	Year ended December 31,
	2017	2016	2015
The intrinsic value of RSU's exercised	$12,996	$1,177	$--
The original fair value of RSU's exercised	$8,138	$994	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(4)	Summary of Information about Employees’ Share Incentive Plans (cont.)

Stock-based compensation expenses were recognized in the Statement of Operations as follows:

	Year ended December 31,
	2017	2016	2015
Cost of goods	$3,084	$3,920	$2,214
Research and development, net	2,555	2,119	1,905
Marketing, general and administrative	6,010	3,367	3,421
Total stock-based compensation expense	$11,649	$9,406	$7,540

(5)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2016 and 2015 to employees and directors amounted to $4.20 and $7.16 per option, respectively (no options were granted in 2017). The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2016 and 2015 (all in weighted averages):

	2016	2015
Risk-free interest rate	0.9%-1.3%	1.2%-1.4%
Expected life of options	4.60 years	4.75 years
Expected annual volatility	47%-48%	47%
Expected dividend yield	none	none

Risk free interest rate is based on yield curve rates published by the U.S. Department of Treasury.

Expected life of options is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility is based on the volatility of Tower’s ordinary share prior to the options grant for the term identical to expected life.

C.	Israeli Banks’ Capital Notes and Warrants

All issued and outstanding equity equivalent capital notes convertible into approximately 1.2  million ordinary shares as of December 31, 2017, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2017, Bank Ha’poalim was the sole holder of such capital notes.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       SHAREHOLDERS’ EQUITY (cont.)

C.	Israeli Banks’ Capital Notes and Warrants (cont.)

As of December 31, 2017 and 2016, the Israeli Banks held a total of approximately 0.5 million warrants exercisable until December 2018, at various exercise prices ranging between $10.5 and $92.55 per share.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

E.	Dividend Restriction

Tower is subject to the restrictions under the Israeli Companies Law, 1999. In addition, Tower is subject to limitations under Series G Debentures indenture, which enables to distribute dividends subject to satisfying certain financial ratios.

F.	Warrants Series 9

As of December 31, 2016, the Company had Warrants Series 9, which were issued in 2013 and exercisable into approximately 2.3 million ordinary shares until July 2017. All of these warrants were exercised into shares during 2017.

G.	Convertible Debentures

With regard to convertible debentures, see Note 11C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -       INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as Percentage of Total Revenue

	Year ended December 31,
	2017	2016	2015
USA	52%	49%	44%
Japan	32	36	41
Asia *	12	12	11
Europe	4%	3	4
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarter location of the customer issuing the purchase order; actual delivery may be shipped to other geographic area per customer request.

B.	Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s and TJT’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2017	2016
Israel	$218,810	$215,511
United States	214,393	203,501
Japan	201,921	197,674
Total	$635,124	$616,686

C.	Major Customers - as Percentage of Net Accounts Receivable Balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2017 and 2016, consist of the following customers:

	As of December 31,
	2017	2016
Customer 1	13%	23%
Customer 2	9%	15%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -       INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.          Major Customers - as Percentage of Total Revenue

	Year ended December 31,
	2017	2016	2015
Customer A	30%	35%	40%
Customer B	12	12	13
Other customers *	15	14	6

*	Represents sales to two customers accounted for 7% and 8% of sales during 2017, to two customers accounted for 5% and 9% of sales during 2016 and to one customer accounted for 6% during 2015.

NOTE 18       -       INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expense, Net

Interest expense net, for the years ended December 31, 2017, 2016 and 2015 were $7,840, $11,857 and $13,179, respectively.

B.	Other Financing Expense, Net

Other financing expense, net consists of the following:

	Year ended December 31,
	2017	2016	2015
Jazz Notes amortization	$4,230	$3,571	$3,015
Changes in fair value (total level 3 changes in fair value of bank loans)	--	7,900	16,092
Series G Debentures amortization, related rate differences and hedging results	2,738	1,901	--
Debentures Series F accretion and amortization including accelerated accretion	--	150	87,973
Exchange rate differences	6	(3,768)	1,056
Others	633	2,738	1,794
	$7,607	$12,492	$109,930

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES

A.	Tower Approved Enterprise Status and Statutory Income Rates

Substantially all of Tower’s existing facilities and other capital investments made through 2012 have been granted approved enterprise status, as provided by the Law for the Encouragement of Capital Investment (“Investments Law”).

Tower as an industrial company located in Migdal Ha’emek may elect the Preferred Enterprise regime to apply to it under the Investment Law. The election is irrevocable. Under the Preferred Enterprise Regime, Towers entire preferred income is subject to the tax rate of 7.5%.

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate, which was 25% in 2016 and 26.5% in 2015 and 2014. Under an Amendment to the Income Tax Ordinance enacted in December 2016 the regular corporate tax rate was reduced to 24% in 2017 and 23% in 2018 and thereafter.

B.          Income Tax Provision

  The Company’s income tax provision is as follows:

	Year ended December 31,
	2017	2016	2015
Current tax expense (benefit):
Local	$3,622	$--	$--
Foreign (*)	6,070	5,948	(8,473)
Deferred tax expense (benefit):
Local (see F below)	(82,370)	--	--
Foreign(*) (see E below)	(27,210)	(4,516)	(3,805)
Income tax expense (benefit)	$(99,888)	$1,432	$(12,278)

	Year ended December 31,
	2017	2016	2015
Profit (loss) before taxes:
Domestic	$198,008	$168,668	$(59,797)
Foreign (*)	3,760	41,930	18,392
Total profit (loss) before taxes	$201,768	$210,598	$(41,405)

(*) Foreign are provisions related to Tower’s Japanese and US subsidiaries.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

C.          Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of the respective dates (*)

	As of December 31,
	2017	2016
Net deferred tax asset - current: (**)
Net operating loss carryforward	$-	$797
Employees benefits and compensation	-	3,895
Others	-	5,480
	-	10,172
Valuation allowance, see F below	-	(3,014)
Total net current deferred tax asset	$-	$7,158

	As of December 31,
	2017	2016
Deferred tax asset and liability - long-term: (**)
Deferred tax assets:
Net operating loss carryforward	$103,197	$306,496
Employees benefits and compensation	4,895	2,405
Accruals and reserves	2,415	-
Research and development	1,707	1,940
Others	6,129	3,403
	118,343	314,244
Valuation allowance, see F below	(5,807)	(279,898)
Deferred tax assets	$112,536	$34,346
Deferred tax liabilities:
Depreciation and amortization	(77,092)	(96,242)
Gain on TPSCo acquisition	(15,957)	(30,653)
Others	(559)	(2,684)
Deferred tax liabilities	$(93,608)	$(129,579)

Presented in long term deferred tax assets	$82,852	$--
Presented in long term deferred tax liabilities	$(63,924)	$(95,233)

(*)deferred tax assets and liabilities relating to Tower for 2017 are computed based on the Israeli preferred enterprise tax rate of 7.5% and for 2016 are computed based on the effective Israeli statutory tax rate of 20%.
(**) In 2017, the Company adopted ASU 2015-17 regarding classification of deferred taxes, prospectively, following which, effective 2017, deferred taxes are not presented as current assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

D.	Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2017	$8,969
Additions for tax positions	8,753
Reduction of prior years’ provision	(2,436)
Balance at December 31, 2017	$15,286

Unrecognized tax benefits
Balance at January 1, 2016	$13,538
Additions for tax positions of current year	157
Expiration of prior years’ provision due to TJP closure	(6,472)
Additions for tax positions of prior years	779
Translation differences	967
Balance at December 31, 2016	$8,969

Unrecognized tax benefits
Balance at January 1, 2015	$24,961
Reduction in tax positions of current year	(623)
Reduction due to statute of limitation of prior years	(10,758)
Translation differences	(42)
Balance at December 31, 2015	$13,538

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

E.	Effective Income Tax Rates

In December 2017, the Tax Cut and Jobs Act (the “Act”) was signed into law, which enacts significant changes to U.S. federal corporate tax and related laws. Some of the provisions of the Act affecting corporations include, but are not limited to: (i) a reduction of the U.S. federal corporate income tax rate from 35% to 21%; (ii) limiting the interest expense deduction; (iii) expensing of cost of acquired qualified property; and (iv) elimination of the domestic production activities deduction. Tower US Holdings, Jazz and TJT are currently evaluating the impact the Act will have on the future financial condition and results of operations and believe the  Act will have a beneficial positive net impact.

The reduction in the U.S. federal corporate income tax rate reduced Tower US Holdings’ deferred tax liabilities, net by $12,970, which is recorded in the income tax benefit in the statement of operations for the twelve months ended December 31, 2017.   The Company believes this is a reasonable estimate of the reform tax effect; however, it is still analyzing certain aspects of the Act and may refine its calculations as additional guidance is issued by the IRS or other standard-setting entities.

The SEC staff issued Staff Accounting Bulletin (“SAB”) 118, which provides guidance on accounting for the tax effects of the Act, for which the accounting under ASC 740, Income Taxes, is incomplete but is able to determine a reasonable estimate. The SAB afforded a measurement period in which refinement of the calculations to the estimated tax effects will be included in the period in which it was determined.

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2017	2016	2015
Tax expense (benefit) computed at statutory rates, see (*) below	$48,433	$52,650	$(10,972)
Effect of tax rate change on deferred tax liabilities, net(**)	(16,078)	--	--
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(33,298)	(4,772)	6,108
Gain on acquisition	--	(10,450)	--
Tax benefits for which deferred taxes were not recorded, see F below	(15,103)	(23,489)	11,687
Change in Valuation allowance, see F below	(82,772)	(6,212)	(11,153)
Permanent differences and other, net	(1,070)	(6,295)	(7,948)
Income tax expense (benefit)	$(99,888)	$1,432	$(12,278)

(*) The tax expense (benefit) was computed based on Tower’s regular corporate tax rate of 24% for 2017, 25% for 2016 and 26.5% for 2015
(**) Reduction in tax rates due to the U.S. Tax Reform and reduction in income tax rates in Japan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

F.	Net Operating Loss Carryforward

Tower has net operating loss carryforward for tax purposes of approximately $1,200,000, which may be carried forward indefinitely. For the year ended December 31, 2016 Tower established a valuation allowance for deferred tax assets (see C above) as it was unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. As of December 31, 2017 Tower concluded that realization of net deferred assets is more likely than not as required by ASC 740-10-30-5(e). Tower considered both positive and negative factors. Positive factors include the Israeli accumulated profit before tax for 2017 and recent years, projections for taxable income in Israel in the near term and the unlimited time for the utilization of the losses carryforward. The negative factors considered include Tower’s history of operating losses, the uncertainty in estimating the future generation of sufficient taxable income in Israel to utilize the loss carryforward of approximately $1,200,000, taking into account that it operates in the cyclical industry of semiconductors and other trends affecting Tower’s ability to sustain current level of income. Weighing all the above, Tower concluded that it is more likely than not that taxable income will be generated and released entirely the valuation allowance related to the Israeli accumulated losses.

The future utilization of Tower US Holdings’ federal net operating loss carryforward to offset future federal taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 in its tax return.

As of December 31, 2017, Tower US Holdings had federal net operating loss carryforward of approximately $26,000 that will begin to expire in 2022 unless previously utilized.

Tower US Holdings made a Water’s Edge election to file its 2016 California return and the next six years of California returns on this basis.  As such, Tower US Holdings will not be filing on a world-wide basis for the foreseeable future.  As a result of making the election, Tower US Holdings has re-computed the net operating loss carryforward for California as if it had been filing on a Water’s Edge basis. This resulted in a reduction in the amount of California net operating loss carryforward of approximately $107,000. There was no impact to the tax expense since Tower US Holdings previously maintained a full valuation allowance on its California net deferred tax assets.

As of December 31, 2017, Tower US Holdings had state net operating loss carryforward of approximately $27,000. The state tax loss carry forward begin to expire in 2028 unless previously utilized.

As of December 31, 2017 and 2016, TPSCo had no net operating loss carryforward.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -       INCOME TAXES (cont.)

G.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2012 are deemed final.

Tower US holding is filing the consolidated tax return including Jazz and TJT. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

Tower US Holdings is no longer subject to U.S. federal income tax examinations for 2010 and before, state and local income tax examinations for 2012 and before and foreign income tax examinations for 2013 and before. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

During 2016, the U.S. tax authorities commenced a regulatory audit on Tower US Holdings’ tax returns for the years 2011 through 2014. The audit results have not been finalized as of the financial statements date.

TPSCo possesses final tax assessments through the year 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -       RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2017	2016
Long-term investment	Equity investment in a limited partnership	$66	$37

B.	Transactions

	Description of the transactions	Year ended December 31,
		2017	2016	2015
Cost of revenues	Purchase of services and goods from affiliates of a related party.	$--	$--	$13,970
General and Administrative expenses	Directors’ fees and reimbursement to directors	$719	$639	$234
Other expense (income), net	Equity loss (profit) in a limited partnership	$(29)	$13	$(6)

NOTE 21       -       ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of the Company on NASDAQ in the United States of America in 1993, the Company utilized US GAAP reports (prior to 2007 Israeli GAAP reconciled to US GAAP) in the preparation of its financial statements.

As many of the Company’s investors and analysts are located in Israel and in Europe and are familiar with and use the International Financial Reporting Standards rules (“IFRS”), the Company provides on a voluntary basis a reconciliation from US GAAP to IFRS as detailed below (condensed balance sheet, condensed statement of operations and additional information). IFRS differs in certain significant aspects from US GAAP. The primary differences between US GAAP and IFRS relating to the Company are the accounting for goodwill, financial instruments, pension plans and termination benefits.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21        -      ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

A.	Goodwill

Adjustment arising from goodwill of a subsidiary acquired in 2008.

The purchase consideration was paid in Tower’s ordinary shares.  Under US GAAP, the consideration was measured according to Tower's share price at the transaction announcement date. Under IFRS, the consideration was measured according to Tower's share price at closing date. Accordingly, a lower purchase consideration was measured under IFRS than the purchase consideration measured under US GAAP. Consequently, no purchase price was allocated to goodwill under IFRS.

B.	Financial Instruments

Adjustments arising from allocation of proceeds from issuance of convertible debentures and warrants to liabilities and equity and the subsequent measurement of such liabilities.

The adjustment stems primarily from a convertible debt security sold by Tower in 2010, with a conversion ratio that was determined in the third quarter of 2012 based on Tower's share price as of such date. Under ASC 815 and ASC 470-20, the related conversion feature was measured in the third quarter of 2012 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39, such conversion feature was bifurcated from its host contract at the date of issuance and measured as a liability at fair value at each cut-off date until the date of determination of the related conversion ratio, at which date such conversion feature was classified to equity.

C.	Pension Plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715, prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior years’ service cost is recorded to the profit and loss statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, are recorded directly to retained earnings with no impact on the profit and loss statement.

D.	Termination Benefits

Adjustment arising from benefit to be granted to certain of the Company’s employees upon termination.

Under IAS 19, such benefits are not reflected in the Company's financial statements until termination occurs. Under ASC 712, such benefits are recorded in earlier periods based on probability of occurrence.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

E.	Condensed Balance Sheet in Accordance with IFRS:

	As of December 31, 2017
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$874,332	$--	$874,332
Property and equipment, net	635,124	--	635,124
Long-term assets	164,183	(7,000)	157,183
Total assets	$1, 673,639	$(7,000)	$1, 666,639
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$302,373	$--	$302,373
Long-term liabilities	341,560	(1,152)	340,408
Total liabilities	643,933	(1,152)	642,781
TOTAL SHAREHOLDERS’ EQUITY	1,029,706	(5,848)	1,023,858
Total liabilities and shareholders' equity	$1, 673,639	$(7,000)	$1, 666,639

F.	Condensed Statement of Operations in Accordance with IFRS:

	Year ended December 31, 2017
	US GAAP	Adjustments	IFRS
OPERATING PROFIT	$219,842	$(531)	$219,311
Interest expenses, net	(7,840)	--	(7,840)
Other financing expense, net	(7,607)	52	(7,555)
Other expense, net	(2,627)	--	(2,627)
Profit before income tax	201,768	(479)	201,289
Income tax benefit	99,888	--	99,888
NET PROFIT	301,656	(479)	301,177
Net income attributable to non-controlling interest	(3,645)	--	(3,645)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$298,011	$(479)	$297,532

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

G.	Reconciliation of Net Profit (Loss) from US GAAP to IFRS:

	Year ended December 31,
	2017	2016	2015
Net profit (loss) in accordance with US GAAP	$298,011	$203,924	$(29,647)
Financial instruments	52	143	73,770
Pension plans	(308)	(206)	(705)
Termination benefits	(223)	13	(45)
Net profit in accordance with IFRS	$297,532	$203,874	$43,373

H.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of December 31,
	2017	2016
Shareholders’ equity in accordance with US GAAP	$1,029,706	$682,614
Financial instruments	(185)	(237)
Termination benefits	1,337	1,560
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$1,023,858	$676,937

I.	Reconciliation of Goodwill from US GAAP to IFRS:

	As of December 31,
	2017	2016
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

  J.           Reconciliation of Current Maturities of Loans, Leases and Debentures from US GAAP to IFRS:

	As of December 31,
	2017	2016
Current maturities of loans, leases and debentures in accordance with US GAAP	$105,958	$48,084
Financial instruments	185	--
Current maturities of loans, leases and debentures in accordance with IFRS	$106,143	$48,084

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

K.	Reconciliation of Long-Term Debentures from US GAAP to IFRS:

	As of December 31,
	2017	2016
Long-term debentures in accordance with US GAAP	$128,368	$162,981
Financial instruments	--	237
Long-term debentures in accordance with IFRS	$128,368	$163,218

L.	Reconciliation of Long-Term Employee Related Liabilities from US GAAP to IFRS:

	As of December 31,
	2017	2016
Long-term employee related liabilities in accordance with US GAAP	$14,662	$14,176
Termination benefits	(1,337)	(1,560)
Long-term employee related liabilities in accordance with IFRS	$13,325	$12,616